FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 2, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors May sales at 37,525 nos.

Mumbai, June 2, 2014: Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in May 2014 were 37,525 vehicles, a decline of 24% over 49,304 vehicles sold in May 2013. The company's domestic sales of Tata commercial and passenger vehicles for May 2014 were 34,334 nos., 24% decline over 45,430 nos. sold in May last year.

Cumulative sales (including exports) for the company for the fiscal are 71,417 nos., lower by 29% over 100,483 nos., sold last year.

Commercial Vehicles

The company's sales of commercial vehicles in May 2014 in the domestic market were 25,104 nos., a 27% decline compared to 34,296 vehicles sold in May last year. LCV sales were 15,991 nos., a decline of 34% over May last year, while M&HCV sales stood at 9,113 nos., a decline of 10% over May last year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 48,333 nos., lower by 31% over last year. Cumulative LCV sales was 30,795 nos., a decline of 39% over last year, while M&HCV sales stood at 17,538 nos., lower by 13% over last year.

Passenger Vehicles

Sales of passenger vehicles for May 2014 were at 9,230 nos., lower by 17% over 11,134 vehicles sold in May 2013. Sales of the Nano/ Indica/ Indigo range in May 2014 were 6,932 nos., lower by 22% over 8,927 vehicles sold in May 2013. The Sumo/ Safari/ Aria/ Venture range sales were 2,298 nos., a growth of 4% over 2,207 nos., sold in May last year.

Cumulative sales of passenger vehicles in the domestic market for the fiscal are 16,671 nos., lower by 27% over last year. Cumulative sales of the Nano/ Indica/ Indigo range this fiscal was 12,585 nos., lower by 29% over 17,845 vehicles sold, over last year. The Sumo/ Safari/ Aria/ Venture range sales stood at 4,086 nos., 16% decline over 4,859 nos., sold last year.

Exports

The company's sales from exports were 3,191 nos. in May 2014, registered a decline of 18% compared to 3,874 vehicles in May last year. The cumulative sales from exports for the fiscal at 6,413 nos., was lower by 14% over 7,439 nos., over last year.

- Ends -

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.